AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON
         SEPTEMBER 24, 1997

                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549
                                  SCHEDULE 13E-3
                                (AMENDMENT NO. 5)
                         RULE 13e-3 TRANSACTION STATEMENT
         (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF
         1934)

                           DELAWARE OTSEGO CORPORATION
                                 (NAME OF ISSUER)

                               DOCP ACQUISITION LLC
                                 CSX CORPORATION
                           NORFOLK SOUTHERN CORPORATION
                                  WALTER G. RICH
                        (NAME OF PERSONS FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $0.125 PER SHARE
                          (TITLE OF CLASS OF SECURITIES)

                                   246244 10 7
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                             ________________________
                                 PETER J. SHUDTZ
                                 GENERAL COUNSEL
                                 CSX CORPORATION
                                 ONE JAMES CENTER
                               901 EAST CARY STREET
                          RICHMOND, VIRGINIA 23219-4031
                                  (804) 782-1400
         (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
         RECEIVE
              NOTICE AND COMMUNICATIONS ON PERSONS FILING STATEMENT)
                                    COPIES TO:
           PAMELA S. SEYMON                      RONALD B. RISDON
     WACHTELL, LIPTON, ROSEN & KATZ           KELLEY DRYE & WARREN LLP
         51 WEST 52ND STREET                     101 PARK AVENUE
      NEW YORK, NEW YORK 10019                NEW YORK, NEW YORK 10178
     TELEPHONE:  (212) 403-1000              TELEPHONE:  (212) 808-7800

            J. GARY LANE                         ERIC J. FRIEDMAN
      GENERAL COUNSEL CORPORATE                SKADDEN, ARPS, SLATE
     NORFOLK SOUTHERN CORPORATION               MEAGHER & FLOM LLP
       THREE COMMERCIAL PLACE                    919 THIRD AVENUE
     NORFOLK, VIRGINIA 23510-9241             NEW YORK, NEW YORK 10022
      TELEPHONE: (757) 629-2600              TELEPHONE: (212) 735-3000

                             ________________________
                                 AUGUST 22, 1997
         (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY
         HOLDERS)

            THIS STATEMENT IS FILED IN CONNECTION WITH A TENDER OFFER

              This Amendment No. 5 to the Transaction Statement on
         Schedule 13E-3, filed jointly by DOCP Acquisition LLC, a New York limited liability company ("Purchaser"), CSX Corporation, a Virginia corporation ("CSX"), Norfolk Southern Corporation, a Virginia corporation ("NSC") and Walter G. Rich (with any amendments, supplements, exhibits or schedules thereto, this "Schedule 13E-3"), relates to the offer by Purchaser to pur-chase all outstanding shares of common stock, par value $0.125 (the "Shares"), of Delaware Otsego Corporation, a New York cor-poration (the "Company"), at a price of $22.00 per Share, net to the seller in cash, upon the terms and subject to the condi-tions set forth in Purchaser's Offer to Purchase dated August 22, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal. This Amendment amends and supplements the Trans-action Statement on Schedule 13E-3 filed prior hereto. Unless otherwise indicated all capitalized terms used herein shall have the same meanings as set forth in the Offer to Purchase.

         ITEM 16.  ADDITIONAL INFORMATION

                   Item 16 of the Statement is herby amended by the ad-dition of the following:

                   On September 24, 1997 the Company announced that
              Purchaser had extended the Expiration Date of the Offer until 5:00 p.m., New York City time, on Thurs-day, September 25, 1997, unless further extended. Prior to such extension the Offer was scheduled to expire at 5:00 p.m., New York City time, on September 23, 1997. A copy of the Company's press release has been filed with the Commission as an exhibit hereto and is incorporated herein by reference.


         ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

                   Item 11 of the Statement is hereby amended by the addition of the following:

         (d)(10)   Press Release issued by the Company on September
                   24, 1997.











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                                    SIGNATURES

              After due inquiry, and to the best of my knowledge, I cer-tify that the information set forth in this statement is true, complete and correct.

              September 24, 1997

                                  DOCP ACQUISITION LLC

                                  By:  /s/ MARK G. ARON
                                       Name:  Mark G. Aron
                                       Title:  Authorized Person

                                  By:  /s/ JAMES C. BISHOP, JR.
                                       Name:  James C. Bishop, Jr.
                                       Title:  Authorized Person


                                  CSX CORPORATION

                                  By:  /s/ MARK G. ARON
                                       Name:  Mark G. Aron
                                       Title:  Executive Vice President-
                                               Law and Public Affairs


                                  NORFOLK SOUTHERN CORPORATION

                                  By:  /s/ JAMES C. BISHOP, JR.
                                       Name:  James C. Bishop, Jr.
                                       Title:  Executive Vice President-
                                               Law

                                  /s/ WALTER G. RICH
                                  WALTER G. RICH























                                  EXHIBIT INDEX


         (d)(10)   Press Release issued by the Company on September 24,
                   1997.















































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